July 25, 2012

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Philippine Long Distance Telephone Company

Annual Report on Form 20-F for the Fiscal Year

ended December 31, 2011 filed on March 28, 2012 (File No. 001-03006)

Dear Mr. Spirgel:

Philippine Long Distance Telephone Company (the “Company”) has received a comment letter from the staff of the Division of Corporation Finance (the “Staff”), dated July 12, 2012. The comment letter is related to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on March 28, 2012. We wish to thank you and the other members of the Staff for providing us with your comments.

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to the comments. The Company contacted Ms. Leigh Ann Schultz over the phone on July 24, 2012 to discuss the time extension to file its response to the comment letter. Based on that discussion, the Staff has preliminarily agreed to extend the time to respond to the Staff’s comments to August 9, 2012.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826-8696; fax: (+852) 2826-1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 816-8534 or by e-mail at jcfurigay@pldt.com.ph, with any questions you may have.

Mr. Larry Spirgel	- 2 -

Sincerely,

/s/ June Cheryl Cabal-Revilla
June Cheryl Cabal-Revilla
First Vice President and Controller

cc:	Terry French, Accounting Branch Chief

Leigh Ann Schultz

(Securities and Exchange Commission)

Napoleon L. Nazareno, President and Chief Executive Officer

Anabelle Lim-Chua, Senior Vice President and Treasurer

Ma. Lourdes C. Rausa-Chan, Senior Vice President and Corporate Secretary

(Philippine Long Distance Telephone Company)

Michael G. DeSombre

Frank Yihe Jin

Jingqiu (Joseph) Mei

(Sullivan & Cromwell)